As filed with the Securities and Exchange Commission on November 9, 2000

                                                              File No. 070-09607

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------
                                 AMENDMENT NO. 4
                                   TO FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------
                                    Conectiv
                         Delmarva Power & Light Company
                         Atlantic City Electric Company
                                 800 King Street
                              Wilmington, DE 19899

            (Name of companies filing this statement and addresses of
                          principal executive offices)
--------------------------------------------------------------------------------
                                    Conectiv
                                 (address above)

          (Name of top registered holding company parent of declarant)
                       ----------------------------------
                                 Philip S. Reese
                                    Treasurer
                                    Conectiv
                                 (address above)

                   (Name and addresses of agents for service)
                       ----------------------------------
             The Commission also is requested to send copies of any
                communications in connection with this matter to:

John N. Estes III                                 Peter F. Clark
Judith A. Center                                  General Counsel
William C. Weeden                                 Randall V. Griffin
Skadden, Arps, Slate, Meagher & Flom LLP          Senior Counsel
1440 New York Avenue, N.W.                        Conectiv
Washington, D.C. 20005                            (address above)



The Application/Declaration, as previously filed, is hereby amended as follows:

I.   DESCRIPTION OF THE PROPOSED TRANSACTION...................................1
     A.   Introduction.........................................................1
     B.   Description of the Parties ..........................................3
     C.   Description of the Peach Bottom Assets...............................4
     D.   Background on the Transaction........................................6
     E.   Benefits of the Transaction..........................................7

II.  FEES, COMMISSIONS AND EXPENSES...........................................12

III. APPLICABLE STATUTORY PROVISIONS..........................................12

IV.  OTHER REGULATORY APPROVAL................................................13

V.   PROCEDURE................................................................13

VI.  EXHIBITS AND FINANCIAL STATEMENTS........................................14
     A.   EXHIBITS............................................................14
     B.   FINANCIAL STATEMENTS................................................15

VII. INFORMATION AS TO ENVIRONMENTAL EFFECT...................................16

The Application/Declaration, as previously filed, is hereby amended as follows:

I.   DESCRIPTION OF THE PROPOSED TRANSACTION

     A.   Introduction

          This Form U-1 Application/Declaration ("Application/Declaration") seeks approvals pursuant to Section 12(d), of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 44 thereunder, relating to the sale of certain utility assets by Conectiv, to PECO Energy Company ("PECO"). Specifically, Conectiv and its subsidiaries, Delmarva Power & Light Company ("DPL") and Atlantic City Electric Company ("ACE," together with DPL and Conectiv, "Applicants"), have proposed the sale of a 7.51-percent (164 MW) ownership interest in the Peach Bottom Atomic Power Station Units 2 and 3 ("Peach Bottom") to PECO, (the "Transaction"). PECO presently owns 42.49 percent of Peach Bottom.

          In exchange for their interests in Peach Bottom that are being sold to PECO, ACE and DPL will each receive $2,550,000, plus 3.755 percent of the net book value of the Nuclear Fuel Supplies as of the Closing Date and furthermore PECO will assume various liabilities of ACE and DPL.1 The 3.755 percent of the Nuclear Fuel Supplies which would qualify as Utility Assets (as defined in the Act), as of the anticipated closing date would be worth approximately $10 million. It is estimated that the total proceeds from PECO to be shared by ACE and DPL will be approximately $25.1 million. In addition, PECO will assume essentially all of ACE and DPL's environmental and decommissioning liabilities for Peach Bottom, in proportion to the ownership share being transferred. As explained below, the Transaction is in the public interest and should be approved as soon as practicable. DPL proposes to complete the sale of its interests in Peach Bottom to PECO as soon as possible, and the Applicants thus respectfully request Commission action on this Application/Declaration as soon as possible after the outstanding regulatory approvals described in Item IV of this Application/Declaration have been issued. The Applicants further request that the Commission reserve jurisdiction over ACE's sale of its interests in Peach Bottom to PECO.

---------------

1 Nuclear Fuel Supplies include the nuclear fuel assemblies in the reactor core, natural uranium, converted uranium, enriched uranium and any other form of any thereof, under contract or in inventory, and located at or in transit to the Peach Bottom Station, as well as all nuclear fuel constituents in all stages of the fuel cycle that are in the process of production, conversion, enrichment or fabrication.


          The Transaction is part of several interrelated transactions, whereby PECO and a non-utility affiliate of Public Service Electric and Gas Company ("PSE&G") agreed to buy the interests of ACE and DPL in the various jointly owned nuclear plants ("Nuclear Assets").2 PECO will be purchasing a combined 7.51-percent ownership interest in Peach Bottom from ACE and DPL. The PSE&G affiliate, PSEG Nuclear L.L.C. ("PSEG Nuclear"), also will be buying a combined 7.51-percent ownership interest in Peach Bottom from ACE and DPL.3 In addition, PSEG Nuclear will be buying, in transactions that are separate from any transaction for which this Application/Declaration seeks approval, the additional minority ownership interests in other nuclear plants. In each of the PSEG Nuclear transactions, however, the buyer is an exempt wholesale generator ("EWG"). Therefore, no Commission approval is required for those transactions under Section 32 of the Act. In contrast, PECO is buying an ownership interest in Peach Bottom, not through an EWG, but as an operating public utility. Commission approval under Section 12(d) of the Act therefore is required for the sale to PECO.

---------------

2 ACE and DPL each own a minority ownership share in Salem Units 1 & 2, Salem Peaking Unit, and Peach Bottom Units 2 and 3. Furthermore ACE is selling its minority ownership share in Hope Creek Unit 1. Conectiv is conveying all of its interests in the nuclear plants through a series of purchase agreements dated as of September 27, 1999, as amended, which included agreements: by and between ACE and PSEG Power LLC (relating to the Salem Station); by and between DPL and PSEG Power LLC (relating to Salem Station); by and between ACE and PSEG Power LLC (relating to Hope Creek Station); by and among ACE, PECO Energy Company and PSEG Power LLC (relating to Peach Bottom Station); by and among DPL, PECO Energy Company and PSEG Power LLC (relating to Peach Bottom Station). The sales include the nuclear generating units themselves, the nuclear decommissioning trust fund balances, nuclear fuel, and the associated interests in land and other equipment, including the small turbine at Salem that is primarily used for start-up and on-site power needs.

3 Public Service Enterprise Group Incorporated (PSEG) is an exempt public utility holding company. PSEG has two principal direct wholly-owned subsidiaries: PSE&G and PSEG Energy Holdings Inc. PSE&G, a New Jersey corporation, is an operating public utility company engaged principally in the transmission, distribution and sale of electric energy service and in the transmission, distribution and sale of gas service in New Jersey. PSE&G supplies electric and gas service in areas of New Jersey in which approximately 5.5 million people, about 70% of the State's population, reside. PSEG Power LLC ("PSEG Power") is a wholesale electric generation and trading company operating in the Northeastern United States. PSEG Power is a wholly owned subsidiary of Public Service Enterprise Group that ACE and DPL expect will own all of the shares of PSEG Nuclear, PSEG Fossil LLC and PSEG Energy Resources & Trade LLC. It is ACE and DPL's understanding that PSEG Power has designitated its subsidiary, PSEG Nuclear, as the party which will actually receive the ownership interests at closing. It is also ACE and DPL's understanding that PSEG Nuclear ultimately will own all of PSE&G's nuclear facilities and will operate those nuclear facilities for which PSE&G is currently the operator (PSE&G may continue as operator for an interim period). PSEG Nuclear will engage only in wholesale sales of electric power.


          The New Jersey Board of Public Utilities ("NJBPU") has approved the sale of ACE's interest in Peach Bottom. The Pennsylvania Public Utility Commission ("PaPUC") has approved the sale by ACE and DPL, and purchase by PECO, of the Peach Bottom interests. The Virginia State Corporation Commission ("VSCC") has reviewed the proposed sale of DPL interests in the context of its overall review and approval of DPL's plan for the functional separation of generation assets from transmission and distribution assets. Furthermore, pursuant to Section 32 of the Act, all four of the state commissions that regulate ACE and DPL - the NJBPU, the Delaware Public Service Commission ("DPSC"), the Maryland Public Service Commission ("MPSC"), and the VSCC - will be addressing the related transactions in which an EWG owned by PSE&G will be buying interests in this and other nuclear plants from ACE and DPL. The state commissions therefore will be well informed regarding the proposed Peach Bottom transaction.

     B.   Description of the Parties

          On March 1, 1998, Conectiv became a registered holding company under the Act. Conectiv has two operating public utility subsidiaries: ACE and DPL. ACE is a New Jersey corporation that distributes and sells electricity at retail in southern New Jersey. ACE's retail service is regulated by the NJBPU. DPL is a Delaware and Virginia corporation that distributes and sells electricity at retail in portions of Delaware, Maryland and Virginia, and gas at retail in New Castle County, Delaware. DPL's retail service is regulated by the DPSC, MPSC, and the VSCC.

          In addition, because of their ownership interest in Peach Bottom, both ACE and DPL are subject to minimal regulation by the PaPUC. The PaPUC does not regulate the electric rates of either ACE or DPL. Neither ACE nor DPL have any retail utility customers in Pennsylvania, receive any gross operating revenue for service rendered under a tariff filed with the PaPUC for intrastate service within Pennsylvania, or operate any public utility facilities within Pennsylvania. The PaPUC regulates ACE and DPL solely as holders of certificates of public convenience and necessity regarding their partial interests in the Peach Bottom plant, as well as certain other Pennsylvania generation assets.

          The Federal Energy Regulatory Commission ("FERC") also has regulatory authority over the wholesale sales and transmission activities of DPL and ACE. Excluding off-system sales not subject to price regulation, the percentage of electric and gas utility operating revenues regulated by each regulatory commission, for the year ended December 31, 1998, was as follows: NJBPU, 41.8%; DPSC, 38.9%; MPSC, 14.5%; VSCC, 1.4%; and FERC, 3.4%.

          Conectiv's total generation capacity is approximately 6,035 MW as of December 31, 1998. The partial ownership interests in Peach Bottom being sold to PECO provides approximately 2.7% of this capacity. DPL's and ACE's ownership interests in the Nuclear Assets provided approximately 12% of Conectiv's total installed capacity as of December 31, 1998. In 1998, kilowatt-hour output for load from the jointly-owned Nuclear Assets provided 21% of the electricity used by Conectiv's retail customers.

          PECO is a wholly-owned subsidiary of Exelon Corporation ("Exelon"), a registered holding company under the Act, and is an electric and gas utility serving 1.5 million electric customers in the five-county Philadelphia area and 400,000 natural gas customers in four suburban counties. PECO is one of the nation's largest nuclear utility operators. As explained more fully in the Commission's order authorizing Exelon's acquisition of PECO and Unicom Corporation, PECO is undergoing a number of restructurings associated with the realignment of Exelon's various utility and nonutility businesses following the acquisition. Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000).

     C.   Description of the Peach Bottom Assets

          The Peach Bottom nuclear power plant is located in York County, Pennsylvania and has a summer capacity of 2,186 MW. ACE and DPL acquired their interest in Peach Bottom on November 24, 1971, and they each own 164 MW, or 7.51 percent, of the plant. Conectiv as a whole therefore owns 328 MW, or 15.02 percent, half of which is being sold to PECO. The other co-owners of Peach Bottom, PECO and PSE&G, each own approximately 42.49 percent of the facility.

          The following chart sets forth the original acquisition value and the book value of ACE and DPL's interest in Peach Bottom before and after the write-down.4

                                 Value of Peach Bottom Assets
---------------------------------------------------------------------------------------------
            Company               Plant in             Actual Book             Pro Forma
                              Service Value ($)5       Value As Of           Without Third
                                                       December 31,        Quarter Write Down
                                                        1999 ($)6          in Book Value($)7
---------------------------------------------------------------------------------------------
Delmarva Power & Light        49,513,500                4,689,000          80,496,900
Company (DPL)

Atlantic City Electricity     47,400,500                4,705,000          72,413,700
Company (ACE)

Total Conectiv                96,914,000                9,394,000          152,910,600
---------------------------------------------------------------------------------------------

---------------

4 The net book value of Peach Bottom and other plant-related assets including inventories were written down to their estimated fair market value (net of estimated selling costs) due to impairment. The write-down took place in the third quarter of 1999. The extraordinary charge related to impaired assets was determined in accordance with Statements of Financial Accounting Standards ("SFAS") No. 121. The extraordinary charge was decreased by the regulatory asset established for the amount of stranded costs expected to be recovered through regulated electricity delivery rates.

5 This reflects the value recorded in 1974 on DPL and ACE's financial statements for their respective ownership interest in Peach Bottom, as of the in-service date of the facility.

6 This represents the 12/31/99 net book value per each Company's financial statements which reflects a third quarter 1999 write-down to net realizable value based on the purchase agreements of sale entered into that same quarter. These agreements are attached hereto as Exhibit B-1 and Exhibit B-2 respectively.

7 This is a pro forma amount representing the net book value prior to the third quarter 1999 write-down. This net book value prior to the third quarter 1999 write-down is greater than the Plant in Service Value due to several capital projects that have been undertaken since the Plant was put in service.


     D.   Background on the Transaction

          As the Commission is well aware, the electric utility industry is in the midst of a fundamental restructuring at both the federal and state levels. The states in which Conectiv operates have been part of this effort. In particular, New Jersey began retail choice on August 1, 1999. Delaware began phasing in retail choice on October 1, 1999. Maryland began retail choice on July 1, 2000. Virginia will begin phasing in retail choice on January 1, 2002.

          In light of these state utility restructuring initiatives, and the evolving competitive marketplace, Conectiv made the strategic decision to divest a substantial portion of its baseload generation assets, including its partial ownership in Peach Bottom. Towards this end, ACE and DPL commenced the process of auctioning their relatively small minority interests in these generation assets during the early part of 1999. The companies envisioned two parallel auctions - one involving the fossil plants, and the other involving nuclear plants. The fossil auction has concluded; purchase agreements were signed with the winning bidder on January 18, 2000. The closing process has commenced. This Application relates to the sale of the nuclear plant.

          As a threshold matter, ACE and DPL's minority interests in the Nuclear Assets are subject to certain conditions contained in certain agreements among the co-owners. Pursuant to these agreements, ACE and DPL have the right to transfer their interests in the co-owned Nuclear Assets to non-co-owners, subject to a right of first refusal by each of the co-owners. Because of this right, and because PECO and PSE&G already owned interests in the Nuclear Assets and were familiar with those units, PECO and PSE&G were the most logical buyers for ACE and DPL's minority interests.

          Notwithstanding this, the sale process for the nuclear power plants initially took the form of an auction to meet the requirements imposed upon ACE by the NJBPU. Standards for the auction were approved orally by the NJBPU at a meeting on September 17, 1999, followed by a written order dated January 4, 2000. While DPL was not subject to regulation of NJBPU, it nevertheless adopted the same standards for the sale of its interest in Peach Bottom.

          On August 30, 1999, before Conectiv began opening and evaluating any bids, PECO and PSE&G submitted a comprehensive proposal to purchase ACE's and DPL's interests in the Nuclear Assets. Specifically, PSEG Power offered to acquire the combined ACE/DPL interests in Salem and also offered to purchase ACE's interest in Hope Creek. PSEG Power and PECO each offered to purchase one-half of the interests that ACE and DPL held in Peach Bottom.

          As a result of its analysis of the proposal, as well as an evaluation of the prices, terms and conditions of recent comparable nuclear asset sales, Conectiv postponed the auction and began negotiating with PECO and PSE&G regarding the terms of an acquisition of the Peach Bottom interests. On September 27, 1999, Conectiv reached agreement with PECO and PSE&G regarding the terms governing the Transaction, cancelled the auction and entered into purchase agreements between ACE and PECO and between DPL and PECO. These agreements are attached hereto as Exhibit B-1 and Exhibit B-2 respectively.

          ACE has sought approval from the NJBPU for the sale of its interests to PECO and PSE&G, including approval of the process used to effect the sale. On July 21, 2000, ACE received an order from the NJBPU granting these approvals. In this order the NJBPU concluded that ACE's sale of its interests to PECO and PSE&G reflects the full market value of those interests.

     E.   Benefits of the Transaction

          The Transaction should be approved because it is the result of arm's-length negotiations and is in the public interest. Conectiv explored potential avenues for disposing of the Peach Bottom ownership interests, including conducting the initial stages of an auction. Conectiv concluded that the terms offered by PECO were superior to what it was likely to achieve at auction and negotiated those terms on an arm's-length basis in order to maximize benefits for all of Conectiv's stakeholders.

          Based upon the advice of a consulting firm hired to advise the company (which included the delivery of a fairness opinion to Conectiv's board of directors), and that has reviewed several nuclear divestiture sales over the past five years, management concluded that the Transaction presents both shareholders and consumers with virtually unique benefits, in comparison to other nuclear divestitures:

o Conectiv will avoid substantially all liability for the nuclear decommissioning of Peach Bottom. In addition to removing its exposure to the risk of future decommissioning costs, the Transaction will enable Conectiv to avoid additional funding of the nuclear decommissioning trusts which otherwise would likely have been required in a sale to a non-co-owner.

o Conectiv's long-term exposure to the risk of potentially costly environmental clean-up liability is minimized because PECO and PSE&G will assume essentially all environmental liabilities associated with the Nuclear Assets.8

o Conectiv was not required by PECO to agree to any above-market purchased power contracts. Such contracts have been required in certain nuclear divestitures. Avoiding this burden directly benefits customers, because it is the customers who would ultimately bear any increased costs.

o ACE, consistent with New Jersey state law, will apply the proceeds it receives from the sale of the Nuclear Assets to partially offset stranded costs it will recover from its retail customers in New Jersey.9

---------------

8 Conectiv will continue to assume liability for pre-closing offsite environmental risks associated with the Nuclear Assets, though none have been identified at this time.

9 The Transaction should not affect DPL's retail rates. Retail rates in Delaware and Maryland are frozen for three to four years. The VSCC retains jurisdiction over DPL's retail rates in principal executive offices)


          In addition to these specific advantages, the Transaction offers substantive overall long-term benefits for Conectiv, adding new financial strength and decreasing exposure to risk. As a result, Conectiv will be well-positioned to compete in the energy marketplace. By selling approximately 708 megawatts of nuclear generation, Conectiv expects to raise cash for internal uses, including debt repayment and new investments that more closely conform with Conectiv's competitive strategy. Conectiv intends to retain certain generation plants that it considers to be strategic to its energy business and necessary to assure reliability for its customers as electricity markets become more competitive.

          In sum, the Transaction plainly benefits the interests that the Act was designed to protect. It therefore should be approved as soon as practicable. DPL plans to close its portion of the Transaction as soon as possible, and the Applicants respectfully request Commission action on its sale to PECO as soon as possible after the outstanding regulatory approvals described in Item IV of this Application/Declaration have been issued. Applicants request that the Commission reserve jurisdiction over the sale to PECO of ACE's interests in Peach Bottom.

     F.   Discussion of Rules 53 and 54

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Wholesale Generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. As demonstrated below, such rules are satisfied.

          Conectiv meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated August 17, 2000, Holding Company Release No. 35-27213 (the "August 17 Order"), the Commission authorized Conectiv to invest up to $350 million ("EWG Project Limit") in EWGs. Conectiv has no investments in FUCOs and does not propose to make any investments in FUCOs. Conectiv is currently in compliance with the EWG Project Limit, in that its current investment in EWGs as of September 30, 2000 equals approximately $79 million. Moreover, Conectiv will inform the Commission of its investments in EWGs on an ongoing basis by filing with the Commission, as required by the August 17 Order, quarterly certificates containing extensive information specified in the August 17 Order concerning those investments. With respect to the other requirements of Rule 53:

     (i) Conectiv maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

          (A) For each United States EWG in which Conectiv directly or indirectly holds an interest:

               (1) the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");

               (2) the financial statements will be prepared in accordance with GAAP; and

               (3) Conectiv directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

          (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of Conectiv:

               (1) the books and records for such subsidiary will be kept in accordance with GAAP;

               (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

               (3) Conectiv directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

          (C) For each FUCO or foreign EWG in which Conectiv owns 50% or less of the voting securities, Conectiv directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

               (1) such entity to maintain books and records in accordance with GAAP;

               (2) the financial statements of such entity to be prepared in accordance with GAAP; and

               (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to Conectiv and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, Conectiv will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a)
                    (2) (iii) (B) of Rule 53.

     (ii) No more than 2% of Conectiv's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which Conectiv directly or indirectly holds an interest.

     (iii) Conectiv, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv holding company system. In addition, Conectiv will submit to each such commission copies of any amendments to any Form U-1 seeking approval of EWG or FUCO financing and any Rule 24 certificates required thereunder, as well as a copy of
          Item 9 of Conectiv's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization therein requested is granted).

     (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph
          (a) of that Rule unavailable for a transaction requiring Commission approval for the issuance and sale of a security by Conectiv for purposes other than the acquisition of an EWG or FUCO or other transactions by Conectiv or its subsidiaries other than with respect to EWGs or FUCOs.

          (A) Neither Conectiv nor any subsidiary of Conectiv having a book value exceeding 10% of Conectiv's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

          (B) As stated previously, Conectiv is in complete compliance with the August 17 Order, which dealt with the status of Conectiv's consolidated retained earnings. The sale of the ACE's and DPL's interests in Peach Bottom will enhance Conectiv's consolidated retained earnings in a manner consistent with the August 17 Order.

          (C) Conectiv did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1999 in excess of 5% of Conectiv's December 31, 1999 consolidated retained earnings.

          As described above, Conectiv meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the August 17 Order that Conectiv's financing of investments in EWGs in an amount up to the EWG Project Limit would not have either of the adverse effects set forth in Rule 53(c). As noted above, Conectiv has no investments in FUCOs and has no plans to make any such investments.

          The August 17 Order was predicated, in part, upon the assessment of Conectiv's overall financial condition which took into account, among other factors, Conectiv's consolidated capitalization ratio and the recent growth trend in Conectiv's retained earnings. As noted in the August 17 Order, at December 31, 1999, Conectiv's common equity total capital capitalization ratio ("Common Equity Ratio") was 26.3% due to certain restructuring charges. As also noted in the August 17 Order, Conectiv expects that the sale of certain generating assets, including the Peach Bottom assets, will return its common Equity Ration to above 30%. Applicants also noted in connection with the August 17 Order that ACE's Common Equity Ratio will fall from 37% at December 31, 1999 to 23% due to its issuance of transition bonds but that they estimate that ACE's Common Equity Ratio will return to a level higher than 30% by December 31, 2004 as this debt is amortized. Applicants also noted that DPL's Common Equity Ratio will fall from 36% at December 31, 1999 to approximately 26% as a result of an intrasystem transfer of certain assets, as mandated by state regulatory initiatives, but that planned sales of generation assets to non-affiliates will cause DPL's Common Equity Ratio to return to above 30%. Since the date of the August 17 Order there have been no adverse changes that would alter the presmises underlying that order.

          Accordingly, since the date of the August 17 Order, the capitalization and earnings attributable to Conectiv's investments in EWGs have not had any adverse impact on Conectiv's financial integrity.

II.  FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed Transaction are estimated as follows:

     Fees of Conectiv                   $ 0
     Fees of outside counsel            $ 55,000
     Miscellaneous expenses             $ 0
                                         -------
     TOTAL                              $ 55,000

III. APPLICABLE STATUTORY PROVISIONS

          The properties are utility assets within the meaning of the definition in Section 2(a)(18) of the Act. Section 12(d) of the Act and Rule 44 under the Act apply to the sale of the Peach Bottom interest in the ownership of electric generating assets.

          If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act or any Rule or Regulation other than those cited herein above, such authorization, approval or exemption is hereby requested.

IV.  OTHER REGULATORY APPROVAL

          The Transaction is subject to approval by other federal and state agencies. On or about December 14, 1999, Conectiv and PECO filed Pre-merger Notification and Report Forms with the Antitrust Division of the Department of Justice ("DOJ") and the Federal Trade Commission (the "FTC") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). On January 4, 2000, Conectiv and PECO received early termination of the applicable waiting period under the HSR Act. On October 20, 2000, PECO merged with and became a subsidiary of Exelon, a registered holding company. As a result, PECO is deemed to have a new "ultimate parent entity" for purposes of the HSR Act, and this requires Conectiv and PECO to file a new Pre-Merger Notification and Report Forms with the DOJ and FTC. Conectiv and PECO expect to make these filings in the near future and expect that the applicable waiting period will be terminated early or allowed to expire by the DOJ and FTC.

          The FERC has approved the Transaction. In addition, the PaPUC has approved the purchase by PECO of interests of ACE and DPL. The VSCC has reviewed the Transaction in the broader context of considering an overall plan for the functional separation of generation, transmission and distribution activities and has approved of the Transaction. The NJBPU must approve the sale of ACE's interest in Peach Bottom. It issued its approval on July 21, 2000. Copies of all of these applications and orders are attached as exhibits.

          The Nuclear Regulatory Commission ("NRC") approved the Transaction on April 21, 2000. This approval was granted based on the assumption that the transfers by DPL and ACE would close simultaneously. On October 10, 2000, requests were filed with the NRC seeking, among other things, permission to transfer DPL's interests in Peach Bottom prior to the transfer of ACE's interests. Copies of these requests are attached as exhibits. The NRC staff may require a public notice and 30-day comment period in connection with the requested changes. A copy of NRC's action on the requested changes will be filed as an amendment to this Application/Declaration.

V.   PROCEDURE

          The Commission issued a notice in this proceeding on April 14, 2000 and requested that interested persons wishing to comment or request a hearing on the Application/Declaration submit their views to the Secretary of the Commission by May 9, 2000. No comments were submitted to the Secretary by that date or subsequently.

          Conectiv (1) waives a recommended decision by a hearing officer or other responsible officer of the Commission; (2) consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and (3) requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

VI.  EXHIBITS AND FINANCIAL STATEMENTS

     A.   EXHIBITS

A-1       Not Applicable........................................................

B-1 Purchase Agreement By And Among Atlantic City Electric Company, PECO Energy Company and PSEG Power LLC, Dated as of September 27, 1999
          (previously filed)....................................................

B-2 Purchase Agreement By And Among Delmarva Power & Light Company, PECO Energy Company and PSEG Power LLC, Dated as of September 27, 1999
          (previously filed)....................................................

B-3 Amendment to Purchase Agreement By And Among Atlantic City Electric Company, PECO Energy Company and PSEG Power LLC, Dated as of October
          3, 2000...............................................................

B-4 Amendment to Purchase Agreement By And Among Delmarva Power & Light Company, PECO Energy Company and PSEG Power LLC, Dated as of October
          3, 2000...............................................................

C-1       Not Applicable........................................................

D-1       NJ State Application (previously filed)...............................

D-2       NJ State Order........................................................

D-3       PA State Application (previously filed)...............................

D-4       PA State Order (previously filed).....................................

D-5       VA State Application (previously filed)...............................

D-6       VA State Order........................................................

D-7       FERC Application (previously filed)...................................

D-8       FERC Order (previously filed).........................................

D-9       NRC Application (previously filed)....................................

D-10      NRC Order (previously filed)..........................................

D-11      FTC Hart-Scott-Rodino Application (previously filed)..................

D-12      FTC Hart-Scott-Rodino Approval (previously filed).....................

D-13      NRC Application.......................................................

D-14      NRC Order (to be filed by amendment)..................................

D-15      FTC Hart-Scott-Rodino Application (to be filed by amendment)..........

D-16      FTC Hart-Scott-Rodino Approval (to be filed by amendment).............

E-1       Not Applicable........................................................

F-1       Opinions of Counsel...................................................

G-1       Not Applicable........................................................

H-1       Not Applicable........................................................

I-1       Proposed Form of Notice (previously filed)............................

     B.   FINANCIAL STATEMENTS

FS-1      Delmarva Power & Light Company Pro Forma Consolidated Statements of
          Income (previously filed).............................................

FS-2 Delmarva Power & Light Company Pro Forma Consolidated Balance Sheets (Exhibit FS-3 to Conectiv's Form U-1 Declaration under The Public Utility Holding Company Act of 1935, File no. 070-09655, and
          incorporated herein by reference).....................................

FS-3      Atlantic City Electric Company Pro Forma Consolidated Statements of
          Income (previously filed).............................................

FS-4 Atlantic City Electric Company Pro Forma Consolidated Balance Sheets (Exhibit FS-5 to Conectiv's Form U-1 Declaration under The Public Utility Holding Company Act of 1935, File no. 070-09655, and
          incorporated herein by reference).....................................

FS-5      Conectiv Pro Forma Consolidated Statements of Income for the period ended September 30, 1999 (previously filed)...........................

FS-6 Conectiv Pro Forma Consolidated Balance Sheets (Exhibit FS-1 to Conectiv's Form U-1 Declaration under The Public Utility Holding Company Act of 1935, File no. 070-09655, and incorporated herein by reference)............................................................

FS-7 Conectiv Consolidated Financial Data Schedule (include in electronic submission only) (Exhibit FS-4 to Conectiv's Post-Effective Amendment No. 7 to Form U-1 Declaration under The Public Utility Holding Company Act of 1935, File no. 070-09095, and incorporated herein by reference)............................................................

FS-8      Notes to Financial Statements (previously filed)......................

         There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

VII. INFORMATION AS TO ENVIRONMENTAL EFFECT

          The proposed transactions do not involve major federal action having a significant effect on the human environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the transaction.

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
                                    SIGNATURE

          Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application/Declaration to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  November 9, 2000

                                        Conectiv



                                        /s/ Philip S. Reese
                                        -----------------------------
                                        By:     Philip S. Reese
                                        Title:  Treasurer


                                        Delmarva Power & Light Company



                                        /s/ Philip S. Reese
                                        -----------------------------
                                        By:     Philip S. Reese
                                        Title:  Treasurer


                                        Atlantic City Electric Company



                                        /s/ Philip S. Reese
                                        -----------------------------
                                        By:     Philip S. Reese
                                        Title:  Treasurer